UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 3)

NuPathe Inc.

(Name of Subject Company)

NuPathe Inc.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

67059M100

(CUSIP Number of Class of Securities)

Michael F. Marino, Esq.
Senior Vice President, General Counsel and Secretary
NuPathe Inc.
7 Great Valley Parkway, Suite 300
Malvern, Pennsylvania 19355
(610) 232-0800
 (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael N. Peterson, Esq.

Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103
(215) 963-5000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of NuPathe Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2013, as amended by Amendment No. 1, filed with the SEC on December 30, 2013, and Amendment No. 2, filed with the SEC on January 3, 2014 (collectively, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by DM Merger Sub Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of Endo Health Solutions Inc., a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a price per Share of $2.85 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per Share in contingent cash consideration payments (less any required withholding taxes) payable in the future upon achievement of certain milestones related to ZECUITY, sumatriptan iontophoretic delivery system, the Company’s primary product, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) filed by Parent and Purchaser with the SEC on December 23, 2013. The Offer is described in a Tender Offer Statement on Schedule TO-T (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the SEC on December 23, 2013. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below:

Item 8.                       Additional Information

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following information set forth below at the end of Item 8 under the heading “(i) Subsequent Events”:

“Late on January 6, 2014, Mr. Anido received an e-mail from Ivana Liebisch, Senior Vice President and Head of Global Business Development of Teva Pharmaceutical Industries Ltd. (“Teva”) containing a letter addressed to the Company Board (the “Teva Letter”) regarding an unsolicited acquisition proposal (the “Teva Proposal”). The Teva Letter also enclosed a proposed draft of a merger agreement between Teva, an indirect, wholly owned subsidiary of Teva and the Company, and a proposed draft of a contingent cash consideration agreement between Teva, such subsidiary of Teva and American Stock Transfer and Trust Company, each of which, except as described below, was substantially the same as the Merger Agreement and the Contingent Cash Consideration Agreement. Teva and the Company had previously been in negotiations with respect to a co-promotional partnership, and Teva is referred to as “Company H” in the section captioned “Background of the Offer” in this Statement.

The Teva Proposal provides for an offer by an indirect, wholly owned subsidiary of Teva to purchase any and all of the Shares, at a price per Share of $3.65 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per Share in contingent cash consideration payments (less any required withholding taxes) payable in the future upon achievement of certain milestones related to ZECUITY (the “Teva Contingent Cash Consideration Payments”). The Teva Contingent Cash Consideration Payments relating to ZECUITY are payable pursuant to a contingent cash consideration agreement (the “Teva Contingent Cash Consideration Agreement”) as follows: (i) $0.85 per share upon net sales of ZECUITY reaching at least $100,000,000 during any four consecutive calendar quarters on or prior to the sixtieth day following the ninth anniversary of the date of the first commercial sale of ZECUITY, (ii) $1.00 per share upon net sales of ZECUITY reaching at least $300,000,000 during any four consecutive calendar quarters on or prior to the sixtieth day following the ninth anniversary of the date of the first commercial sale of ZECUITY and (iii) $1.30 per share upon net sales of ZECUITY reaching at least $450,000,000 during any four consecutive calendar quarters on or prior to the sixtieth day following the twelfth anniversary of the date of the first commercial sale of ZECUITY, subject to the terms and conditions of the Teva Contingent Cash Consideration Agreement. Under the Teva Proposal, warrants, options and other incentive equity awards will be treated in the same manner as proposed by Parent in the Offer and the Merger Agreement.

The Teva Letter indicated that Teva is prepared to loan the Company funds to cover both the Company’s ongoing operations pending closing of a transaction on the same terms as proposed by Parent and to pay any termination fee due under the Merger Agreement. The draft merger agreement provided that if terminated by the Company, in addition to paying a $5.0 million termination fee, the Company also would be required to repay any amounts loaned to the Company by Teva, including any amounts loaned by Teva to pay the termination fee due under the Merger Agreement. The Teva Letter further stated that the Teva Proposal will not require additional due diligence. The Teva Letter requested the disclosure schedules to the Merger Agreement and provided a draft confidentiality agreement signed by Teva with terms substantially similar to the terms contained in the Confidentiality Agreement. The Teva Letter indicated that the Teva offer was unanimously approved by the Teva board of directors and that Teva anticipates that it would be able to sign a definitive merger agreement with the Company within five days of delivery of the disclosure schedules to the Merger Agreement. The Teva Letter further stated that there are no financing contingencies with the Teva Proposal, and Teva does not believe there are any regulatory impediments to completing the proposed transaction.

On the morning of January 7, 2014, the Company Board held a meeting to discuss, consider and obtain advice regarding the Teva Proposal. During the meeting, representatives of MTS, Morgan Lewis and Richards, Layton & Finger, P.A. (“Richards, Layton & Finger”) reviewed the terms of the Teva Proposal, the terms of the Merger Agreement governing unsolicited acquisition proposals and the Company’s contractual rights and fiduciary duties to respond to the Teva Proposal. After review and discussion, the Company Board determined (after consultation with representatives of MTS, Morgan Lewis and Richards, Layton & Finger) that the Teva Proposal is reasonably expected to lead to a Superior Proposal (as that term is defined in Merger Agreement), and also determined unanimously among the members of the Company Board present at the meeting (after consultation with representatives of Morgan Lewis and Richards, Layton & Finger) that failure to furnish to Teva, in response to its written request, the disclosure schedules to the Merger Agreement pursuant to a customary confidentiality agreement (which agreement shall include a customary “standstill” or similar covenant) not less restrictive than the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”) and/or not engaging in negotiations or discussions with Teva regarding the Teva Proposal, would be inconsistent with the directors’ fiduciary duties to the Company’s stockholders under applicable law. After the meeting, in accordance with the Merger Agreement, the Company informed Parent of this determination and of the Company’s intent to participate and engage in discussions and negotiations with Teva regarding the Teva Proposal and to furnish Teva with information pursuant to an Acceptable Confidentiality Agreement.

Pursuant to the terms of the Merger Agreement, the Company will continue to recommend that the Company’s stockholders tender their Shares in the Offer by Purchaser unless and until: (i) the Company Board determines, after consulting with its outside legal counsel that failure to change its recommendation with respect to the Offer by Purchaser would be inconsistent with the directors’ fiduciary duties to the Company’s stockholders under applicable laws and (ii) the Company has informed Parent in writing of this determination and its intent to take such action and provided Parent with the terms and conditions of the Teva Proposal and any related agreements at least two business days before taking such action.

At this time, the Company Board has not made a determination that the Teva Proposal is a Superior Proposal (as that term is defined in the Merger Agreement). The Company Board continues to unanimously recommend that the Company’s stockholders accept the Offer by Purchaser and tender their Shares pursuant to the Offer by Purchaser.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUPATHE INC.

Date: January 8, 2014	By:	/s/ ARMANDO ANIDO
Name: Armando Anido
Title: Chief Executive Officer